                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )
                             FIBREBOARD CORPORATION
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                    315712109
                                 (CUSIP Number)

                             Stephen M. Davis, Esq.
                          Werbel McMillin & Carnelutti
                           A Professional Corporation

           711 Fifth Avenue, New York, New York 10022, (212) 832-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 19, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------                                         ------------------
CUSIP No. 315712109                                         Page 2 of 14 Pages
-------------------                                         ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
     The SC Fundamental Value Fund, L.P.
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                      (b)  [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY

------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC/OO
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
------------------------------------------------------------------------------
8  SHARED VOTING POWER
     367,300
------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     367,300
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     367,300
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.30%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     PN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                         ------------------
CUSIP No. 315712109                                         Page 3 of 14 Pages
-------------------                                         ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
     SC Fundamental Value BVI, Inc.
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [x]
                                                                      (b)  [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY

------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
     198,800
------------------------------------------------------------------------------
8  SHARED VOTING POWER
          0
------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     198,800
------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
          0
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     198,800
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.33%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                         ------------------
CUSIP No. 315712109                                         Page 4 of 14 Pages
-------------------                                         ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
     SC Fundamental Inc.
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [x]
                                                                      (b)  [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY

------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
------------------------------------------------------------------------------
8  SHARED VOTING POWER
     367,300
------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     367,300
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     367,300
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.30%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                         ------------------
CUSIP No. 315712109                                         Page 5 of 14 Pages
-------------------                                         ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
     Gary N. Siegler
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                      (b)  [x]
------------------------------------------------------------------------------
3  SEC USE ONLY

------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
------------------------------------------------------------------------------
8  SHARED VOTING POWER
     566,100
------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     566,100
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     566,100
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.62%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                         ------------------
CUSIP No. 315712109                                         Page 6 of 14 Pages
-------------------                                         ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
     Peter M. Collery
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                      (b)  [x]
------------------------------------------------------------------------------
3  SEC USE ONLY

------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
------------------------------------------------------------------------------
8  SHARED VOTING POWER
     566,100
------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     566,100
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     566,100
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.62%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                                       Page 7 of 14 Pages

                                 SCHEDULE 13D


Item 1.   Security and Issuer

          (a)  Class of Securities: Common Stock, par value,
                                    $0.01 per share ("Common Stock")

          (b)  Issuer:   Fibreboard Corporation (the "Issuer")
                         2121 North California Blvd., Suite 560
                         Walnut Creek, CA  94596


Item 2.   Identity and Background

          (a-c), (f). The persons (the "Reporting Persons") filing this statement are SC Fundamental Inc., a Delaware corporation ("SC"), The SC Fundamental Value Fund, L.P., a Delaware limited partnership ("Fund"), SC Fundamental Value BVI, Inc., a Delaware corporation ("BVI Inc."), Gary N. Siegler ("Siegler"), a citizen of the United States and Peter M. Collery ("Collery"), a citizen of the United States. The principal business address of SC, Fund, BVI Inc., Siegler and Collery is 712 Fifth Avenue, New York, New York 10019.

          Fund is primarily engaged in the business of investing in securities. SC is the general partner of Fund. BVI Inc. is the managing general partner of the investment manager of SC Fundamental Value BVI, Ltd. ("BVI Ltd."), a company principally engaged in the business of investing in securities. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of SC and BVI Inc. is set forth on Exhibit A hereto which is incorporated herein by reference.

          Siegler is a controlling stockholder, the president and a director of SC and BVI Inc. Collery is a controlling stockholder, vice president, and a director of SC and BVI Inc. Siegler and Collery are in a position to directly and indirectly determine the investment and voting decisions made by SC and BVI Inc., and, consequently, Fund and BVI Ltd.

          The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act").

          (d,e). During the last five years, none of the Reporting Persons, nor any of SC's and BVI Inc.'s executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

                                                       Page 8 of 14 Pages

Item 3.   Source and Amount of Funds of Other Consideration

          The aggregate purchase prices of the shares of the Issuer's Common Stock ("Shares") purchased by the Reporting Persons as reported in Item 5(c) of this Schedule 13D were as follows:

      Name of                                  Aggregate
 Reporting Person                            Purchase Price

Fund                                         $  8,952,622.60
BVI Inc. on behalf of BVI Ltd.               $  4,847,788.14

          The Reporting Persons listed above purchased the Shares reported herein as beneficially owned by them with working capital of Fund and BVI Ltd. or with funds extended by brokerage firms in connection with margin transactions effected for Fund and BVI Ltd.


Item 4.   Purpose of Transaction

          The Reporting Persons purchased the Issuer's Common Stock for investment purposes. The Reporting Persons currently have no plans or proposals which would result in any of the actions described in clause (a) through (j) of Item 4 of Rule 13d-101 of the Act.


Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on September 25, 1995, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the number of Shares that were reported to be outstanding in the Issuer's Form 10-Q for the quarter ended June 30, 1995).

                                                       Page 9 of 14 Pages

==============================================================================
        Name             Shares of Common Stock             Percentage
------------------------------------------------------------------------------
SC Fundamental Inc.(1)      367,300                              4.30%
------------------------------------------------------------------------------
The SC Fundamental
Value Fund, L.P.            367,300                              4.30%
------------------------------------------------------------------------------
SC Fundamental Value
BVI, Inc.                   198,800                              2.33%
------------------------------------------------------------------------------
Gary N. Siegler             566,100                              6.62%
------------------------------------------------------------------------------
Peter M. Collery            566,100                              6.62%
==============================================================================

       (b) Each of SC Fund and BVI Inc. has the sole or shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which it is deemed the beneficial owner. Siegler and Collery may be deemed to share with SC, Fund and BVI, Inc. such powers with respect to the Shares of which SC, Fund and BVI, Inc. beneficially own.

       (c) The following table sets forth the transactions effected by each of the Reporting Persons listed in Item 5(a) during the past sixty days. Unless otherwise noted, each of the transactions set forth below reflects a purchase effected on the American Stock Exchange.


                                       BVI, Inc.
              Price Per                on behalf
Trade Date    Share ($)      Fund      of BVI Ltd.    Siegler    Collery
-----------------------------------------------------------------------------
7/31/95         23.500       3,100        1,900          0          0
------------------------------------------------------------------------------
 8/1/95         23.545      26,450       15,550          0          0
------------------------------------------------------------------------------
 8/2/95         23.625       3,000        1,800          0          0
------------------------------------------------------------------------------
 8/3/95         23.500       5,650        3,350          0          0
------------------------------------------------------------------------------
 8/4/95         23.577       5,100        3,000          0          0
------------------------------------------------------------------------------
 8/7/95         24.000       8,200        4,800          0          0

                                                      Page 10 of 14 Pages

------------------------------------------------------------------------------
 8/8/95         24.000      15,750        9,250          0          0
------------------------------------------------------------------------------
 8/9/95         24.000       6,600        3,900          0          0
------------------------------------------------------------------------------
8/10/95         24.000       9,350        5,550          0          0
------------------------------------------------------------------------------
8/14/95         24.310      13,200        7,800          0          0
------------------------------------------------------------------------------
8/15/95         24.250       4,050        2,350          0          0
------------------------------------------------------------------------------
8/16/95         24.234      14,450        8,550          0          0
------------------------------------------------------------------------------
8/17/95         24.250       4,550        2,650          0          0
------------------------------------------------------------------------------
8/18/95         24.165       7,800        4,600          0          0
------------------------------------------------------------------------------
8/21/95         24.000       1,500          900          0          0
------------------------------------------------------------------------------
8/23/95         24.075       3,150        1,850          0          0
------------------------------------------------------------------------------
8/24/95         23.969       1,250          750          0          0
------------------------------------------------------------------------------
8/25/95         24.000       2,850        1,650          0          0
------------------------------------------------------------------------------
8/28/95         23.938      12,450        7,550          0          0
------------------------------------------------------------------------------
8/29/95         23.743      31,500       18,500          0          0
------------------------------------------------------------------------------
8/30/95         23.396      16,150        9,850          0          0
------------------------------------------------------------------------------
8/31/95         23.738       6,600        3,900          0          0
------------------------------------------------------------------------------
 9/1/95         23.840       9,750        5,750          0          0
------------------------------------------------------------------------------
 9/1/95         23.750       8,000        8,000 (2)      0          0
------------------------------------------------------------------------------
 9/5/95         23.984      12,550        7,650          0          0
------------------------------------------------------------------------------
 9/6/95         24.000         350          150          0          0
------------------------------------------------------------------------------
 9/7/95         24.000       1,300          700          0          0
------------------------------------------------------------------------------
 9/8/95         24.000       1,050          550          0          0
------------------------------------------------------------------------------
 9/9/95         24.000       3,900        2,100          0          0
------------------------------------------------------------------------------
9/12/95         24.462      13,300        7,300          0          0
------------------------------------------------------------------------------
9/13/95         24.606      11,550        6,350          0          0
------------------------------------------------------------------------------

                                                      Page 11 of 14 Pages

------------------------------------------------------------------------------
9/14/95         24.716       3,550        1,950          0          0
------------------------------------------------------------------------------
9/15/95         24.923       8,400        4,600          0          0
------------------------------------------------------------------------------
9/19/95         24.205       3,150        1,750          0          0
------------------------------------------------------------------------------
9/20/95         25.051      19,400       10,600          0          0
------------------------------------------------------------------------------
9/21/95         25.213      10,150        5,550          0          0
------------------------------------------------------------------------------
9/22/95         25.125       4,550        2,450          0          0
------------------------------------------------------------------------------
9/25/95         25.379       5,800        3,200          0          0
------------------------------------------------------------------------------
9/26/95         25.927      28,400       15,500          0          0
------------------------------------------------------------------------------
9/27/95         25.467      13,950        7,650          0          0
------------------------------------------------------------------------------
9/28/95         25.218       5,500        3,000          0          0
------------------------------------------------------------------------------

------------
2 Reflects a sale effected on the American Stock Exchange.


       (d) To the best of Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock which Reporting Persons may be deemed to own beneficially.

       (e)    Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

          None.


Item 7.   Material to be filed as Exhibits

          Exhibit A -- Directors and Executive Officers of SC Fundamental Inc. and SC Fundamental Value BVI, Inc.

          Exhibit B -- Joint Filing Agreement dated September 29, 1995.

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1995


SC FUNDAMENTAL INC.


  By:  ___________________________
       Neil H. Koffler as Attorney-
       in-Fact for Peter M. Collery
       Vice President*

THE SC FUNDAMENTAL VALUE FUND, L.P.

  By:  SC FUNDAMENTAL INC.


  By:  ___________________________
       Neil H. Koffler as Attorney-
       in-Fact for Peter M. Collery
       Vice President*

SC FUNDAMENTAL VALUE BVI, INC.


  By:  ___________________________
       Neil H. Koffler as Attorney-
       in-Fact for Peter M. Collery
       Vice President*


____________________________
Neil H. Koffler as Attorney-
in-Fact for Gary N. Siegler*


____________________________
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery*


* Executed by Neil H. Koffler as Attorney-In-Fact for Peter M. Collery and Gary N. Siegler. The Powers of Attorney of Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 of Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1995

SC FUNDAMENTAL INC.


  By:  /s/ Peter M. Collery
---------------------------------
Neil H. Koffler as Attorney-In-Fact
for Peter M. Collery
Vice President*

THE SC FUNDAMENTAL VALUE FUND, L.P.

  By:  SC FUNDAMENTAL INC.


  By:  /s/ Peter M. Collery
----------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery
Vice President*

SC FUNDAMENTAL VALUE BVI, INC.


  By:  /s/ Peter M. Collery
----------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery
Vice President*


/s/ Gary N. Siegler
---------------------------------
Neil H. Koffler as Attorney-in-Fact
for Gary N. Siegler*


/s/ Peter M. Collery
---------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery*

* Executed by Neil H. Koffler as Attorney-In-Fact for Peter M. Collery and Gary N. Siegler. The Powers of Attorney of Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 of Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.

                                   EXHIBIT A

(i)    DIRECTORS AND EXECUTIVE OFFICERS OF SC FUNDAMENTAL INC.

       The name and present principal occupation or employment of the directors and executive officers of SC Fundamental Inc. are set forth below. The business address of each director and executive officer is 712 Fifth Avenue, New York, New York 10019. All such persons are United States citizens.


                                Present Principal
Name and Position               Occupation or Employment

Gary N. Siegler                 President of Siegler, Collery & Co., SC
Director, President             Fundamental Inc., and SC Fundamental Value
                                BVI, Inc.

Peter M. Collery                Vice President of Siegler, Collery & Co.,
Director and Vice President     SC Fundamental Inc., and SC Fundamental
                                Value BVI, Inc.


(ii)   DIRECTORS AND EXECUTIVE OFFICERS OF SC FUNDAMENTAL
       VALUE BVI, INC.

       The name and present principal occupation or employment of the directors and executive officers of SC Fundamental Value BVI, Inc. are set forth below. The business address of each director and executive officer is 712 Fifth Avenue, New York, New York 10019. All such persons are United States citizens.


                                Present Principal
Name and Position               Occupation or Employment

Gary N. Siegler                 President of Siegler, Collery & Co., SC
Trustee                         Fundamental Inc., and SC Fundamental Value
                                BVI, Inc.

Peter M. Collery                Vice President of Siegler, Collery & Co.,
Trustee                         SC Fundamental Inc., and SC Fundamental
                                    Value BVI, Inc.

                                   EXHIBIT B
                            JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per Share, of Fibreboard Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 29th day of September 1995.

SC FUNDAMENTAL INC.

  By:___________________________
        Neil H. Koffler as Attorney-
        in-Fact for Peter M. Collery
        Vice President*

THE SC FUNDAMENTAL VALUE FUND, L.P.

  By:  SC FUNDAMENTAL INC.


  By:___________________________
        Neil H. Koffler as Attorney-
        in-Fact for Peter M. Collery
        Vice President*

SC FUNDAMENTAL VALUE BVI, INC.


  By:___________________________
        Neil H. Koffler as Attorney-
        in-Fact for Peter M. Collery
        Vice President*


____________________________
Neil H. Koffler as Attorney-
in-Fact for Gary N. Siegler*

___________________________
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery*

* Executed by Neil H. Koffler as Attorney-In-Fact for Peter M. Collery and Gary N. Siegler. The Powers of Attorney of Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 of Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.